September 12, 2024

Kwan Ngai
Chief Executive Officer
Top Win International Ltd
33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

       Re: Top Win International Ltd
           Draft Registration Statement on Form F-1
           Submitted August 16, 2024
           CIK No. 0002033515
Dear Kwan Ngai:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 16, 2024
Cover Page

1. Where you discuss your status as a controlled company by Pride River following this offering here and throughout the prospectus, please also state that Pride River is 100%
       owned by Mr. Ngai Kwan, your Chief Executive Officer. Please also state here, as you do on page 13, that you do not intend to rely on controlled company exemptions under
       Nasdaq listing standards.
2. We note your disclosure regarding how regulatory actions related to data security or anti-
       monopoly concerns in Hong Kong affect your business. Please revise to also discuss applicable laws, as well as related risks and consequences relating to the enforceability of civil liabilities in Hong Kong, as well as China's Enterprise Tax Law.
3. We note your disclosure regarding cash transfers throughout your organization. Where you discuss cash transfers, please provide cross-references to the consolidated financial statements.
 September 12, 2024
Page 2

Overview, page 3

4. Where you discuss your status as a Cayman Islands holding company with no material operations of its own, with a Hong Kong operating company, please disclose the uncertainties regarding this corporate structure.
Prospectus Summary
Growth Strategies, page 3

5. Please revise to explain what you mean by your "leading" market position. Please also revise on page 68 to explain what you mean when you refer to yourself as a "leading player."
Corporate Structure, page 4

6. Please revise here, and elsewhere as applicable, your organizational chart to show that Mr.
       Ngai owns 100% of the ownership interest in Pride River. Please also clearly indicate the entity in which investors are purchasing an interest.
Risk Factors Summary, page 7

7. We note your summary of risk factors regarding the risks relating to doing business in
       Hong Kong. Please revise these risk factors to provide a cross reference to each individual detailed risk factor, including the specific page number.
Risk Factors, page 17

8. Please provide a risk factor to discuss your dependence on any particular client(s) and whether you have been able to historically retain your clients and attract new clients. To the extent that the loss of any particular client(s) would have a material impact on your results of operations, please disclose the client(s) and discuss your dependence on this client(s). Please include similar disclosure in the Business section and discuss the material terms of your agreements with such clients, if applicable. We note that your financial statements indicate that revenue from three of your customers accounted for 18%, 11%, and 11% of your total revenue in the last fiscal year, and that one customer accounted for
       98% of the total balances of accounts receivables. Please also provide a risk factor discussing the risk of reliance on any particular vendor(s). We note that two of your vendors accounted for 64% and 14% of your total purchase, respectively in the last fiscal year.
We may incur liability or become subject to claims or penalties for counterfeit, infringing, illegal or stolen products inadvertently sold.., page 19

9. We note your disclosure regarding the material impact that distributing counterfeit watches could have on your business. Please affirmatively disclose here if you have encountered this issue in the course of your business, and if so, the impact it had on your business.
Corporate History and Structure, page 45

10. Please revise to provide detail here, as you do in note 1 to the financial statements, regarding the Reorganization. See Item 4(A)(4) of Form 20-F. September 12, 2024
Page 3

Capitalization, page 46

11. Please include debt (i.e., current and non-current bank borrowings) in the capitalization table as a component to determining your total capitalization. Please refer to Item 3.B of
       Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 48

12. We note you disclose your distributors are located in Europe, Japan, Singapore, and other locations. Please revise where appropriate to disclose the specific countries or locations your distributors are located in.
Industry, page 58

13. We note that the prospectus includes industry data based on a report from Migo
       Corporation Limited that was commissioned by you in connection with the offering.
       Please file the consent of such third party pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.
Business, page 65

14. Where you discuss your market share, please revise to disclose what your market share is.
15. We note your disclosure on page 73 regarding your office lease. However, we note that you also disclose a warehouse lease in note 7 to the financial statements. Please reconcile this disclosure. We also note your disclosure on page 70 that you have a physical showroom in Hong Kong. If this is separate from your leased office or warehouse space, please also disclose it here. See Item 4(D) of Form 20-F.
16. We note your risk factor disclosure on page 23 that you rely on information technology systems to conduct your business. Please provide a discussion of this technology here where appropriate.
17. We note your disclosure on page 67 that you intend to expand your existing watch brand portfolio to offer a wider range of products. However, we also note your disclosure on page 69 that you do not have "formal long-term supply arrangements with suppliers of the watches and other luxury products we sell." Please reconcile this disclosure here and elsewhere if applicable to disclose if you have already expanded your existing portfolio, and what other luxury products you sell.
Related Party Transactions, page 84

18. Please revise to disclose, if true, that your disclosure here includes all related party transactions as of the date of the prospectus. See Item 7(B) of Form
20-F.
Enforceability of Civil Liabilities, page 104

19. Please disclose here, by name, your directors and officers who are nationals of, reside in, the People's Republic of China or Hong Kong.
 September 12, 2024
Page 4

Consolidated Balance Sheets, page F-3

20. Please expand your disclosure of subscription receivable to describe the underlying transaction(s). In addition, please revise your disclosure to state your accounting policy for subscription receivables.
Notes to the Consolidated Financial Statements
1. Organization and Description of Business
Reorganization, page F-7

21. We note your disclosure that Top Win, Grand Moon, and Top Win Hong Kong were under the complete ownership and control of Mr. Sit Hon before and after the
       Reorganization. This appears to be inconsistent with the disclosure on page F-26, which states Mr. Sit Yau Chiu was the controlling shareholder and director of Top Win Hong
       Kong. Please clarify and revise.
General

22. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
23. We note your risk factor disclosure on page 17 that you believe the import and sale of parallel import goods is generally permitted under the laws and regulations of the primary jurisdictions in which you operate, subject to certain exceptions. Where appropriate, please revise the prospectus to disclose such exceptions, and what could potentially make your business subject to those exceptions.
24. Please file as an exhibit to the registration statement an opinion and consent from Guangdong Wesley Law Firm, which we note you have disclosed is advising you on certain legal matters as to PRC.
25. Throughout the prospectus, you disclose instances were a law firm has advised you on certain matters. These instances appear to be cases were you are relying on the opinion of counsel as an expert. As such, please revise these disclosures to characterize them as opinions of counsel.
       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Yarona L. Yieh